SECU 15027787 SSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
DEC - 1 2015
WASH. D.C.
201 SECTION

aB 12/8

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 Main Street
(No. and Street)

Andover	MA	01810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tara McDermott (978) 475-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/8

OATH OR AFFIRMATION

I, Tara McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of November 19, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

C. RYAN BUCKLEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 16, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ryan Financial, Inc.
Financial Statements and
Supplemental Schedules
September 30, 2015

SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

Ryan Financial, Inc.
Financial Statements and
Supplemental Schedules
September 30, 2015

Ryan Financial, Inc.

Index

AUDITOR'S REPORT

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Ryan Financial, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Ryan Financial, Inc., which comprise the statement of financial condition as of September 30, 2015, and the related statements of income, stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position, results of operations and cash flows of Ryan Financial, Inc. as of September 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule I, and reports on page 13 and 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
November 12, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

FINANCIAL INFORMATION

Ryan Financial, Inc.
Statement of Financial Condition
September 30, 2015

Assets	
Current assets	
Cash and cash equivalents	$ 14
Cash, restricted	37,755
Commissions receivable, net of $0 allowance	23,945
Prepaid federal and state taxes	5,303
Prepaid fidelity bond	2,799
Receivable from clearing brokers	60
Total current assets	69,876
Due from affiliate	146,018
Total assets	$ 215,894
Liabilities and Stockholder's Equity	
Current liabilities	
Accounts payable	$ 5,000
Total current liabilities	5,000
Stockholder's equity	
Common stock, no par value, 20,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid in capital	17,022
Retained earnings	183,872
Total stockholder's equity	210,894
Total liabilities and stockholder's equity	$ 215,894

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Income
Year Ended September 30, 2015

Revenues:	
Commission income	$ 468,351
Dividend and other income	4
Total revenue	468,355
Operating Expenses:	
Reimbursed expenses (Schedule A)	383,488
Clearing fees and ticket charges	24,060
Regulatory expense	11,372
Professional fees	9,002
Bank charges	380
Annual report	109
Total operating expenses	428,411
Net income from operations	39,944
Provision for income taxes	4,600
Net income for year	$ 35,344

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Changes in Shareholder's Equity
Year Ended September 30, 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, October 1, 2014	$ 10,000	$ 17,022	$ 148,528	$ 175,550
Income for year ended September 30, 2015	-	-	35,344	35,344
Balance, September 30, 2015	$ 10,000	$ 17,022	$ 183,872	$ 210,894

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Cash Flows
Year Ended September 30, 2015

Cash flows from operating activities:		
Net income for year	$	35,344
Adjustments to reconcile net income to net cash (used) by operating activities:		
(Increase) decrease in:		
Commissions receivable		(5,738)
Receivable from clearing brokers		906
Prepaid fidelity bond		(448)
Prepaid income taxes		(5,303)
Due from Affiliate		(19,373)
Accounts payable		(500)
Clearing firm payable		(5,413)
Net cash used by operating activities		(525)
Net decrease in cash and cash equivalents		(525)
Cash and cash equivalents, beginning of the year		38,294
Cash and cash equivalents, end of the year	$	37,769
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	4,600
Interest	$	-

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.

Schedule A - Schedule of Reimbursed Expenses

Year Ended September 30, 2015

Salaries and Employment Costs - Officers	$ 280,258
Other Employees Compensation and Benefits	39,269
Rent	14,519
Computer Expenses	10,365
Other General Expenses	9,938
Pension Expense	8,964
Vehicle Expenses	8,406
Office Expenses and Supplies	5,464
Insurance Expense	3,855
Regulatory Fees and Expenses	2,450
	$ 383,488

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

NOTES

Ryan Financial, Inc.
Notes to Financial Statements
September 30, 2015

Note 1 – Nature of Business

Ryan Financial, Inc., (The Company) was formed on October 1, 1995 as a Massachusetts Corporation to engage in and carry on the business of a registered broker-dealer. The Company's office is in Andover, Massachusetts. The Company primarily sells mutual funds and variable annuities and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of mutual funds and variable annuities and clears all customer account transactions through Raymond James & Associates, Inc., another broker-dealer.

Note 2 – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Income Taxes

The Company complies with FASB ASC 740 "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Company has no uncertain tax positions during the year ended September 30, 2015.

In addition, income tax returns for years ended September 30, 2011 and prior are no longer available for review by the Internal Revenue Service.

Note 2 – Significant Accounting Policies (continued)

Management Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates in determining reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Trail fees from mutual funds and variable annuities are reported on the accrual basis.

Commissions

Commission expenses and related clearing costs are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk

The Company maintains a cash account with a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. During the course of the year balances may have exceeded this amount. At September 30, 2015, the Company did not have any funds in excess of the insured limit.

Subsequent Events

Management has evaluated subsequent events through November 9, 2015, the date on which the financial statements were available to be issued.

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of September 30, 2015 the Company's minimum net capital requirement was $5,000. At September 30, 2015, the Company's ratio of aggregate indebtedness to net capital was .1562 to 1 and net capital of $32,014, which exceeds the required net capital of $5,000 by $27,014.

Note 4 – Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company did not have any assets or liabilities adjusted to fair value for the year ended September 30, 2015.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured in fair value on a recurring basis as of September 30, 2015.

	Level 1	Level 2	level 3	Netting & Collateral	Total
Assets:					
Cash and securities segregated under federal and other regulations	$37,755	$ -	$ -	$ -	$37,755
Liabilities:	-	-	-	-	-
Totals	$37,755	$ -	$ -	$ -	$37,755

Note 5 – Restricted Cash

The Company is required to maintain a restricted reserve account with Raymond James and Associates, Inc. (clearing broker-dealer) with a minimum balance of $25,000. As of September 30, 2015 the balance was $37,755.

Note 6 – Income Tax Returns

The Company files its tax returns as a member of a controlled brother-sister group, with Ryan Financial Advisors, Inc.

The Company files separate federal and state income tax returns.

The Company recognizes any unrecognized tax benefits in deferred tax accounts and tax expense.

Note 7 – Related Party Transactions

The Company has an expense sharing agreement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. (affiliate) have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. The Company's commission and trail fee income is transferred to Ryan Financial Advisors, Inc. For the fiscal year ended September 30, 2015, approximately $400,125 was transferred to Ryan Financial Advisors, Inc. Under the cost sharing agreement, $383,488 was allocated to Ryan Financial, Inc. The balance due from Ryan Financial Advisors, Inc. at September 30, 2015 was $146,018.

SUPPLEMENTALS

Ryan Financial, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

September 30, 2015

Net Capital:		
Stockholder equity qualified for net capital	$	210,894
Deduction for non-allowable assets		(178,125)
Net capital before haircuts		32,769
Less: haircuts		(755)
Net capital		32,014
Minimum capital requirement		(5,000)
Excess net capital	$	27,014
Aggregate indebtness:		
Liabilities	$	5,000
Ratio of aggregate indebtness to net capital		.156 TO 1

No material differences exist between audited computation of net capital and unaudited computation of net capital.

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Board of Directors of
Ryan Financial, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Ryan Financial, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Ryan Financial, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 (k) (2) (ii) (the "exemption provisions") and (2) Ryan Financial, Inc. stated that Ryan Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ryan Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ryan Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
November 12, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ryan Financial, Inc. as of 09/30/15 9/30/15

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
     Name of clearing firm 30 RAYMOND JAMES AND ASSOCIATES, INC.; FIDELITY INVESTMENTS, INC. [4335] X [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SIEGRIST | CREE | ALESSANDRI | STRAUSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ryan Financial, Inc.
Andover, MA

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Commission Act of 1934, we have performed the following procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protections Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Ryan Financial, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Ryan Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ryan Financial, Inc.'s management is responsible for the Ryan Financial, Inc.'s compliance with those requirements. This agreed-agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period year ended September 30, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amounts of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
November 12, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Ryan Financial, Inc.
89 Main Street
Andover, MA 01810
9/30/15 FINRA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tara McDermott
(978)475-1500

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 6.72
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	(150.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	0.00
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ryan Financial, Inc.
(Name of Corporation, Partnership or other organization)

Tara McDermott
(Authorized Signature)

Vice President
(Title)

Dated the 6 day November, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/14
and ending 9/30/15

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 468,355
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	$468,355
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$446,977
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$24,060
(4) Reimbursements for postage in connection with proxy solicitation.	$4
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	$471,014
2d. SIPC Net Operating Revenues	− $2086
2e. General Assessment @ .0025	− 6.72

(to page 1, line 2.A.)

RYAN FINANCIAL

Advisors on all Matters of Wealth Creation, Management, and Preservation

November 17, 2015

Michael J. Alessandri, CPA
Siegrist, Cree, Alessandri & Strauss, CPA, P.C.
20 Walnut Street, #313
Wellesley Hills, MA 02481

Re: Ryan Financial, Inc. Exemption Report

Dear Mr. Alessandri,

This statement is to notify you that, to the best knowledge and belief of Ryan Financial, Inc., our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240.15c3-3(k)(2)(ii), Ryan Financial, Inc. is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Ryan Financial, Inc. has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Sincerely,

Tara Ryan McDermott
Vice President

89 MAIN STREET, ANDOVER, MASSACHUSETTS 01810
TEL: 978-475-1500 ~ FAX: 978-475-6699 ~ EMAIL: mail@ryanfinancial.com
MARBLEHEAD, MA ~ 781-631-3800 PALM BEACH, FL ~ 561-694-1812
SECURITIES OFFERED THROUGH RYAN FINANCIAL, INC.
MEMBER SIPC